April 11, 2019

VIA EDGAR

Ms. Barbara Jacobs, Assistant Director
Office of Information Technologies and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:	DXC Technology Company
Form 10-K for the Fiscal Year Ended March 31, 2018
Form 10-Q for the Quarterly Period Ended December 31, 2018
File No. 001- 38033

Dear Ms. Jacobs:
This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Annual Report on Form 10-K and Quarterly Report on Form 10-Q referenced above as set forth in the letter dated March 12, 2019. For your convenience, we have set forth the Staff’s original comment immediately preceding our response.

Form 10-Q for the quarterly period ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Reconciliation of Non-GAAP Financial Measures, page 69

1.    We note that your non-GAAP Income from Continuing Operations, non-GAAP Net Income, and non-GAAP EPS measures are adjusted for Amortization of Acquired Intangible Assets. It appears that this adjustment represents an individually tailored accounting principle substituted for those in GAAP. In this regard, removing the amortization while retaining in the measure the related revenues presents a measure with apparent operating result inconsistencies. Please remove these adjustments from the calculations of these non-GAAP measures in future filings as well as in your earnings releases on Form 8-K. We refer you to Question 100.04 of the updated Compliance and Disclosure Interpretations issued on April 4, 2018.

Response:

The Company appreciates the time taken by the Staff to discuss its position during the phone conversation on March 26, 2019. In response to the Staff’s comment regarding the removal of Amortization of Acquired Intangible Assets from non-GAAP Net Income, and non-GAAP EPS, the Company considered the following:

1.
On April 1, 2017, Computer Sciences Corporation (“CSC”) completed its combination with the Enterprise Services business of Hewlett Packard Enterprise Company, which resulted in the formation of DXC (the "HPES Merger"). Accordingly, the financial results of DXC as of and for any periods ending prior to April 1, 2017 do not include the impact of the HPES Merger, and therefore, are not directly comparable to those of CSC, the predecessor company. The inclusion of incremental amortization of intangible assets related to the HPES Merger results in a significant increase in period over period amortization expense on a GAAP basis. The Company has adjusted for Amortization of Acquired Intangible Assets on a consistent basis and believes that by making this adjustment in calculating non-GAAP Net Income and non-GAAP EPS it provides investors with additional measures to evaluate the financial performance of our core business operations on a comparable basis from period to period. The Company notes that equity research analysts covering DXC publish estimates and research notes based on our non-GAAP commentary, including our guidance around non-GAAP EPS.

2.
The Company’s adjustment for Amortization of Acquired Intangible Assets comprises primarily amortization of customer related intangible assets. The Company adjusts for amortization of customer related intangible assets because the cost to maintain customer relationships is recorded as a period expense in our Statements of Operations. This accounting treatment differs from other acquired intangible assets in that the cost to replace those assets are capitalized as incurred.

3.
Amortization of Acquired Intangible Assets is excluded from Segment Profit, the performance measure provided to and used by the Company’s Chief Operating Decision Maker for purposes of making decisions about allocating resources to the Company’s segments and assessing its operating results. Additionally, the Company’s Board of Directors uses non-GAAP EPS as a basis in determining executive compensation and evaluating the Company’s performance. We understand that Wesley Bricker, SEC Chief Accountant, at The SEC Speaks in 2019 conference on April 9th, 2019 provided good practices for companies and audit committees when considering non-GAAP measures, which included measures that are used by management and the board of directors for making decisions.

4.
The Company also notes that removing the impact of Amortization of Acquired Intangible Assets is consistent with the presentation of non-GAAP measures as provided by the majority of other companies within its industry, as the impact of such amortization can vary substantially from company to company depending upon the nature and extent of acquisitions.

Based on the foregoing, the Company respectfully asserts that it should be able to present its non-GAAP measures consistent with current practice. The Company would welcome further discussion with the Staff regarding this comment and would include the Company’s Chief Financial Officer, Paul N. Saleh. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (703) 245-4671.

Sincerely,
/s/ Neil A. Manna
Neil A. Manna
Senior Vice President, Controller
and Principal Accounting Officer

Copy to:	Paul N. Saleh, Executive Vice President and Chief Financial Officer
William L. Deckelman, Jr., Executive Vice President, General Counsel and Secretary
Zafar A. Hasan, Vice President, Chief Corporate Counsel